September 24, 2008

Via EDGAR and Overnight Mail

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.   20549

Re:	WorldWater & Solar Technologies Corp.
(f/k/a WorldWater & Power Corp.)

Attention: Peggy Fisher, Assistant Director

Dear Ms. Fisher:

On behalf of WorldWater & Solar Technologies Corp. (the “Company”), we offer the following responses to the comments included in your letter dated August 21, 2008.  Our responses are numbered to correspond to the comment numbers in your letter, and we have included each of your comments below followed by our response.

1.     We note your response to prior comment 2.  Please provide a more detailed analysis of why you believe the transaction is appropriately characterized as one that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).  In particular, please provide a detailed analysis for the large number of shares that you are proposing to register on behalf of your affiliates, Emcore Corp. and The Quercus Trust, as selling shareholders.  Please refer to the Manual of Publicly Available Telephone Interpretations, No. D-29.

Response:  The Company believes that the offering of securities in connection with its registration statement on Form S-1 is eligible to be made on a shelf basis.  In accordance with Rule 415(a)(1)(i), all of the securities are being registered on behalf of persons “other than the registrant” and the selling stockholders are not acting, and should not be viewed as acting, as a conduit for the issuer to sell shares to the public.   Having reviewed comment D-29 of the staff’s Manual of Publicly Available Telephone Interpretations, the registrant supplements the basis for its belief of shelf eligibility as follows:

The shares being registered on behalf of our affiliates, Emcore, Inc. and The Quercus Trust, were issued in consideration for significant investments that each made in the Company.  Emcore entered into a stock and warrant purchase agreement in November 2006 and the Company is registering a total of 28,928,570 shares of common stock held by Emcore.  The Quercus Trust made three separate investments in the Company— in September 2007, January 2008 and February 2008— and we are registering 87,092,500 shares held by The Quercus Trust.  Neither Emcore nor The Quercus Trust is in the business of underwriting securities; Emcore is a publicly traded (NASDAQ) solar energy company that made a strategic investment in the Company nearly two years ago and The Quercus Trust is a private family trust.  Indicative of their interest in their respective investments in the Company, Emcore and The Quercus Trust each have appointed two members of the Company’s Board of Directors.  In addition, while the Company may be viewed as registering a “large number of shares” on behalf of Emcore and Quercus, their registrations in aggregate comprise less than 35% of our shares outstanding (on a fully-diluted basis) and the Company receives no benefit from registering these securities except for proceeds upon the exercise of warrants if and when Emcore and/or Quercus elect to exercise their common stock warrants or convertible preferred Series D warrants. Considering the totality of the circumstances, we continue to believe that the registration of shares on behalf of Emcore and The Quercus Trust should be viewed as a secondary offering.

2.     We note your response to prior comment 3.  Since you have not identified the person or persons who have or share voting and/or investment control for each entity identified as a beneficial owner, we reissue the comment.

Response:  In accordance with your July 2, 2008 comment, we previously revised the selling stockholder footnotes on pages 24 through 28 to include the name of the person or persons who have or share voting and /or investment control over the registered shares but we added such name(s) to the corresponding footnotes only if different from the selling stockholder whose name appears in the selling stockholder table.  To make this distinction clear, we also added to the end of footnote (a) language stating:  “Unless set forth in the footnotes below, investment and voting control over the shares is held in the name of each selling stockholder.”

3.     We note your response to prior comment 6.  In light of your disclosure in footnotes 27, 31 and 36 that Keystone Trading Partners, Market Street Securities, Inc. and Merriman Curhan Ford & Co. are broker-dealers, please identify these selling stockholders as underwriters or delete the shares from the table.

Response:  Keystone Trading Partners and Market Street Securities, Inc. both participated in the Company’s 2007 Private Placement and acquired securities for their own accounts; neither acted as underwriters.  Both Keystone Trading Partners and Market Street Securities intend to resell the securities in the ordinary course and not distribute them privately to third parties.

Merriman Curhan Ford & Co. acquired common stock warrants in consideration for providing investment banking services to the Company.  It also has expressed its intention to resell the securities in the ordinary course and not distribute them privately to third parties.

In light of the foregoing, we do not think it accurate to describe Keystone, Market Street or Merriman as an underwriter.  Instead, we believe that it is appropriate disclosure to include each in the selling stockholder table.

4.     We again note your response to prior comment 6.  In light of your disclosure in footnotes 12 and 59 that Crestview Capital Master, LLC and Wharton Capital Partners are affiliates of broker-dealers, please identify these selling stockholders as underwriters or affirmatively disclose, if true, that at the time of purchase these selling stockholders had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response:  Crestview Capital Master, LLC states that “the securities were acquired to be resold in the ordinary course of business and that there are no arrangements with any other person, whether directly or indirectly, to dispose of the securities.”  Wharton Capital Partners states that, at the time of purchase, it “had no agreement with any party to distribute the securities.”  We have revised footnotes 12 and 59 in accordance with this Response.  A copy of the revised pages marked against the prior S-1/A is attached for your reference.

5.     We note your response to prior comment 7.  Please update the disclosure on page 22 regarding the securities purchase.

Response:  We have revised footnote 15 as requested and have similar revisions where warranted.  A copy of the revised page marked against the prior S-1/A is attached for your reference.

Very truly yours,

/s/ Stephen A. Salvo

Stephen A. Salvo

enclosure

cc:  Frank Smith, WorldWater & Solar Technologies Corp.